UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

MultiPlan Corporation

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

62548M100

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2020

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62548M100	Schedule 13D	Page 2 of 18 Pages

(1)	Name of Reporting Persons: Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,449,957 shares of Class A Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,449,957 shares of Class A Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,449,957 shares of Class A Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

5.8% beneficial ownership of the Issuer’s common stock (based on 667,461,269 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 62548M100	Schedule 13D	Page 3 of 18 Pages

(1)	Name of Reporting Persons: Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,449,957 shares of Class A Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,449,957 shares of Class A Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,449,957 shares of Class A Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

5.8% beneficial ownership of the Issuer’s common stock (based on 667,461,269 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 62548M100	Schedule 13D	Page 4 of 18 Pages

(1)	Name of Reporting Persons: LGP Associates VI-A LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,449,957 shares of Class A Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,449,957 shares of Class A Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,449,957 shares of Class A Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

5.8% beneficial ownership of the Issuer’s common stock (based on 667,461,269 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 62548M100	Schedule 13D	Page 5 of 18 Pages

(1)	Name of Reporting Persons: LGP Associates VI-B LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,449,957 shares of Class A Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,449,957 shares of Class A Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,449,957 shares of Class A Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

5.8% beneficial ownership of the Issuer’s common stock (based on 667,461,269 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 62548M100	Schedule 13D	Page 6 of 18 Pages

(1)	Name of Reporting Persons: GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,449,957 shares of Class A Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,449,957 shares of Class A Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,449,957 shares of Class A Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

5.8% beneficial ownership of the Issuer’s common stock (based on 667,461,269 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 62548M100	Schedule 13D	Page 7 of 18 Pages

(1)	Name of Reporting Persons: Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,449,957 shares of Class A Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,449,957 shares of Class A Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,449,957 shares of Class A Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

5.8% beneficial ownership of the Issuer’s common stock (based on 667,461,269 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 62548M100	Schedule 13D	Page 8 of 18 Pages

(1)	Name of Reporting Persons: Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,449,957 shares of Class A Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,449,957 shares of Class A Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,449,957 shares of Class A Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

5.8% beneficial ownership of the Issuer’s common stock (based on 667,461,269 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 62548M100	Schedule 13D	Page 9 of 18 Pages

(1)	Name of Reporting Persons: LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,449,957 shares of Class A Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,449,957 shares of Class A Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,449,957 shares of Class A Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

5.8% beneficial ownership of the Issuer’s common stock (based on 667,461,269 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 62548M100	Schedule 13D	Page 10 of 18 Pages

(1)	Name of Reporting Persons: Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 38,449,957 shares of Class A Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 38,449,957 shares of Class A Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 38,449,957 shares of Class A Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

  Percent of Class Represented by Amount in Row (11):

5.8% beneficial ownership of the Issuer’s common stock (based on 667,461,269 shares of Class A Common Stock outstanding as reported in the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 62548M100	Schedule 13D	Page 11 of 18 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Class A Common Stock, par value $0.0001 per share (the “Common Stock”), of MultiPlan Corporation (f/k/a Churchill Capital Corp III), a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 115 Fifth Avenue, New York, NY 10003.

ITEM 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by Green Equity Investors VI, L.P., a Delaware limited partnership (“GEI VI”), Green Equity Investors Side VI, L.P., a Delaware limited partnership (“GEI Side VI”), LGP Associates VI-A LLC, a Delaware limited liability company (“Associates VI-A”), LGP Associates VI-B LLC, a Delaware limited liability company (“Associates VI-B,” and, together with GEI VI, GEI Side VI and Associates VI-A, the “Investors”), GEI Capital VI, LLC, a Delaware limited liability company (“Capital”), Green VI Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), and Peridot Coinvest Manager LLC, a Delaware limited liability company (“Peridot” and together with the foregoing entities and persons, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 7.3 (the “Joint Filing Agreement”).

As of the date of this statement, (i) GEI VI is the record owner of 23,477,087 shares of Common Stock, (ii) GEI Side VI is the record owner of 13,992,386 shares of Common Stock, (iii) Associates VI-A is the record owner of 62,670 shares of Common Stock, and (iv) Associates VI-B is the record owner of 917,814 shares of Common Stock. The principal business of each of GEI VI, GEI Side VI, Associates VI-A and Associates VI-B is to pursue investments. Capital is the general partner of GEI VI and GEI Side VI. Capital’s principal business is to act as the general partner of GEI VI and GEI Side VI. Holdings is a limited partner of GEI VI and GEI Side VI. Holdings’ principal business is to serve as a limited partner of GEI VI and GEI Side VI. LGP is an affiliate of Capital. LGP’s principal business is to act as the management company of GEI VI, GEI Side VI and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Peridot is an affiliate of LGP and Capital whose principal business is to act as the management company of Associates VI-A, Associates VI-B, and other similar entities. Due to their relationships with GEI VI, GEI Side VI, Associates VI-A, and Associates VI-B, each of Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by GEI VI, GEI Side VI, Associates VI-A, and Associates VI-B. As such, Capital, Holdings, LGP, LGPM, and Peridot may be deemed to have

CUSIP No. 62548M100	Schedule 13D	Page 12 of 18 Pages

shared beneficial ownership over such shares of Common Stock. Each of Capital, Holdings, LGP, LGPM, and Peridot, however, disclaims beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI VI, GEI Side VI, Associates VI-A, Associates VI-B, Capital, Holdings, LGP, LGPM, or Peridot.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1.

(d)	None of the Reporting Persons and none of the directors and executive officers of LGPM set forth on Schedule 1 has been convicted in a criminal proceeding during the last five years.

(e)

None of the Reporting Persons and none of the directors and executive officers of LGPM set forth on Schedule 1 has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the directors and executive officers of LGPM is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of the date of this statement, GEI VI held 23,477,087 shares of Common Stock, GEI Side VI held 13,992,386 shares of Common Stock, Associates VI-A held 62,670 shares of Common Stock, and Associates VI-B held 917,814 shares of Common Stock, representing an aggregate of 38,449,957 shares of Common Stock. 38,449,957 shares of Common Stock were acquired as consideration in the merger (the “Merger”) pursuant to that certain Agreement and Plan of Merger, dated as of July 12, 2020, by and among Churchill Capital Corp III, Polaris Parent Corp., Polaris-Investment Holdings, L.P., Music Merger Sub I, and Music Merger Sub II LLC (the “Merger Agreement”). Pursuant to the Merger, the Issuer acquired a business in which the Reporting Persons were invested.

CUSIP No. 62548M100	Schedule 13D	Page 13 of 18 Pages

ITEM 4.	PURPOSE OF TRANSACTION

The Investors and the other Reporting Persons acquired the Common Stock for investment purposes.

GEI VI, GEI Side VI, Associates VI-A and Associates VI-B are party to an Investor Rights Agreement with the Issuer, dated as of July 12, 2020 and filed herewith as Exhibit 7.2 (the “Investor Rights Agreement”), which provides the Investors with certain registration rights with respect to securities of the Issuer and includes a lockup provision to which the Reporting Persons’ shares are subject. For further information, see Item 6 and the Investor Rights Agreement filed herewith as Exhibit 7.2.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Merger Agreement and the Investor Rights Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including in registered transactions pursuant to the registration rights provided for in the Investor Rights Agreement. In addition, the Reporting Persons may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. In connection therewith, the Reporting Persons may engaged advisors or consultants prior to taking any such actions. However, there can be no assurance that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	and (b)

Reporting Persons	Shared Beneficial Ownership (Voting and Dispositive Power)	Percentage of Class Beneficially Owned
GEI VI	38,449,957	5.8%
GEI Side VI	38,449,957	5.8%
Associates VI-A	38,449,957	5.8%
Associates VI-B	38,449,957	5.8%
Other Reporting Persons	38,449,957	5.8%

(c)

Other than as disclosed in Item 4 above, none of the Reporting Persons nor the directors and executive officers of LGPM, has effected any transaction involving shares of Common Stock in the 60 days prior to the filing of this Schedule 13D.

CUSIP No. 62548M100	Schedule 13D	Page 14 of 18 Pages

(d)	None.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 12, 2020, the Issuer entered into the Merger Agreement, providing for the acquisition by the Issuer of a business in which the Reporting Persons were invested. In connection with the Merger Agreement, the Investors entered into the Investor Rights Agreement with the Issuer and certain other parties thereto. Pursuant to the Investor Rights Agreement, certain parties, including the Investors, agreed with the Issuer that, subject to certain exceptions, they would not sell, transfer, pledge or otherwise dispose of the Common Stock for a period of 18 months as set forth in the Investor Rights Agreement. The parties to the Investor Rights Agreement further agreed to a customary market stand-off period not to exceed 90 days. For further information, see the Investor Rights Agreement filed herewith as Exhibit 7.2.

The parties to the Investor Rights Agreement also have certain rights to require the Issuer to register the Common Stock, including one demand notice following the one-year anniversary of the closing date of the transactions described herein, if there have been no other demand registrations or shelf take-downs prior to the one-year anniversary of such closing date. The registration rights set forth in the Investor Rights Agreement also provides the holders of the Common Stock party thereto with unlimited piggyback registration rights, subject to certain exceptions as set forth in the Investor Rights Agreement. For further information, see the Investor Rights Agreement filed herewith as Exhibit 7.2.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and the Investor Rights Agreement, filed herewith as Exhibits 7.1 and 7.2, respectively, and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 62548M100	Schedule 13D	Page 15 of 18 Pages

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1

Merger Agreement, dated as of July 12, 2020 (incorporated by reference to Exhibit 2.1 of MultiPlan Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

7.2

Investor Rights Agreement, dated as of July 12, 2020 (incorporated by reference to Exhibit 10.1 of MultiPlan Corporation’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 9, 2020).

7.3	Joint Filing Agreement, dated October 13, 2020.

7.4	Power of Attorney, dated October 13, 2020.

CUSIP No. 62548M100	Schedule 13D	Page 16 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete, and correct.

Dated as of October 13, 2020

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VI-A LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Associates VI-B LLC
By: Peridot Coinvest Manager LLC, its Manager

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Green VI Holdings, LLC
By: LGP Management, Inc., its managing member

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

CUSIP No. 62548M100	Schedule 13D	Page 17 of 18 Pages

GEI Capital VI, LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

LGP Management, Inc.

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

Peridot Coinvest Manager LLC

By:	/S/ ANDREW GOLDBERG
Name:	Andrew Goldberg
Title:	Vice President, General Counsel and Secretary

CUSIP No. 62548M100	Schedule 13D	Page 18 of 18 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Executive Vice President and Managing Partner
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Andrew C. Goldberg	Vice President, General Counsel and Secretary
Lance J.T. Schumacher	Vice President – Tax and Assistant Secretary